

Mail Stop: 3628

August 11, 2016

Via E-mail
James Darrell Thomas
Vice President, Treasurer and Assistant Secretary
Harley-Davidson Credit Corp.
3850 Arrowhead Drive
Carson City, Nevada 29706

> **Re: Harley-Davidson Motorcycle Trust 2013-1**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 28, 2016**
> **File No. 333-180185-02**

Dear Mr. Thomas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Part III of Form 10-K

Item 1119 of Regulation AB. Affiliations and Certain Relationships…, page 4

1. We note your disclosure about the credit losses of Harley-Davidson Credit Corp.'s ("HDCC") managed retail motorcycle loans. It is not clear what you mean by "managed retail motorcycle loans" and whether they consist only of loans held by HDCC or whether they also include loans sold through asset-backed securitization transactions. Please confirm that, in future filings for any transactions for which Harley-Davidson Credit Corp. is responsible for filing the Form 10-K, that you will include a description of what constitutes HDCC's managed retail motorcycle loans.

Part IV of Form 10-K

Exhibit 31.1

2.   The signature block of the certification suggests that the issuing entity, rather than a natural person in his or her individual capacity is providing the certification. Refer to the last sentence of note 1 to Item 601(b)(31)(ii). Please file an amended certification that conforms to the signature requirement of Item 601(b)(31)(ii). Also, please confirm that, in future filings for this issuing entity and any other transactions for which Harley-Davidson Credit Corp. acts as servicer, your certifications will conform to the signature requirement of Item 601(b)(31)(ii).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Hughes Bates at (202) 551-3731 or me at (202) 551-3850 with any other questions.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief
Office of Structured Finance

cc: Bill Jue, Harley-Davidson Credit Corp.
        Julia Landes, Harley-Davidson Credit Corp.